UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Archer Aviation Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03945R 102

(CUSIP Number)

Adam Goldstein

c/o Archer Aviation Inc.

190 West Tasman Drive

San Jose, CA 95134

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 18, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended  (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03945R102	2 of 8 Pages

1.	Name of Reporting Person I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Adam Goldstein
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 11,463,959 (1)
	8.	Shared Voting Power 27,895,804 (1)
	9.	Sole Dispositive Power 11,463,959 (1)
	10.	Shared Dispositive Power 27,895,804 (1)

CUSIP No. 03945R102	3 of 8 Pages

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,359,763 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of: (i) 5,002,306 shares of Class A Common Stock of Archer Aviation Inc. (the “Issuer”) held directly by Adam Goldstein (“Mr. Goldstein”); (ii) 6,461,653 shares of Class B Common Stock of the Issuer held directly by Mr. Goldstein; (iii) 139,526 shares of Class A Common Stock held directly by Capri Growth LLC (“Capri”), a Delaware limited liability company; and (iii) 27,756,278 shares of Class B Common Stock held directly by Capri. Mr. Goldstein is the sole managing member of Capri and, as such, has voting and investment discretion with respect to the securities directly held by it. Shares of the Issuer’s Class B Common Stock are convertible at any time into shares of the Issuer’s Class A Common Stock on a one-for-one basis at the election of the holder or automatically upon certain transfers or the occurrence of certain events described in the Issuer’s Amended and Restated Certificate of Incorporation.

(2)	The percentage in row 13 is calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on an aggregate 389,161,681 shares of Class A Common Stock outstanding as of November 1, 2024, as reported by the Issuer in its Quarterly Report filed on Form 10-Q for the period ended September 30, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 8, 2024.

CUSIP No. 03945R102	4 of 8 Pages

1.	Name of Reporting Person I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Capri Growth LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,895,804 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,895,804 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,895,804 (1)

CUSIP No. 03945R102	5 of 8 Pages

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.6%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of: (i) 139,526 shares of the Issuer’s Class A Common Stock held directly by Capri and (iii) 27,756,278 shares of Class B Common Stock held directly by Capri. Mr. Goldstein is the sole managing member of Capri and, as such, has voting and investment discretion with respect to the securities directly held by it.

(2)	The percentage in row 13 is calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Exchange Act, based on an aggregate 389,161,681 shares of Class A Common Stock outstanding as of November 1, 2024, as reported by the Issuer in its Quarterly Report filed on Form 10-Q for the period ended September 30, 2024, filed with the SEC on November 8, 2024.

CUSIP No. 03945R102	6 of 8 Pages

Amendment No. 2 to Schedule 13D

This Amendment Number 2 (this “Amendment”) amends the statement on Schedule 13D (the “Initial Statement”) initially filed on September 27, 2021, with the United States Securities and Exchange Commission (the “SEC”), as amended by Amendment No. 1 (“Amendment 1” and, together with the Initial Statement, the “Statement”), filed by the Reporting Persons on June 28, 2022, with respect to the Class A Common Stock, par value $0.0001 per share, of Archer Aviation Inc. (the “Issuer”), a Delaware corporation.

This Amendment is being filed in connection with the acquisition by Adam Goldstein of 5,002,306 shares of the Issuer’s Class B Common Stock as a result of the settlement of an equal number of performance-based restricted stock units on November 18, 2024 (the “Issuance Date”), in connection with the achievement of the performance criteria for Tranche 2 of Mr. Goldstein’s Founder Grant, the settlement thereof by the Issuer, and Mr. Goldstein’s conversion thereupon of such shares to Class A Common Stock.

This Amendment is being filed in accordance with Rule 13d-2(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to report an increase in Mr. Goldstein’s beneficial ownership of the Issuer’s securities.

This Amendment amends and supplements the Statement as set forth herein. Except as expressly provided herein, all Items of the Statement remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to them in the Statement. Information given in response to each Item shall be deemed incorporated by reference in all other Items of the Statement.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended with the addition of the following four paragraphs:

On the Issuance Date, Mr. Goldstein acquired direct ownership of an additional 5,002,306 shares of Class B Common Stock in connection with the vesting and settlement of an equal number of performance-based restricted stock units (the “Second Tranche PRSUs”), for which the performance conditions were determined by the Issuer's Board of Directors to have been met. Accordingly, the Second Tranche PRSUs, which comprised one quarter of the Founder Grant (defined in Item 6 of the Statement), were issued on the Issuance Date.

Mr. Goldstein did not pay any consideration for the shares of Class B Common Stock underlying the Second Tranche PRSUs; however, as a condition to the settlement of the Second Tranche PRSUs, Mr. Goldstein is required by the Issuer to satisfy withholding tax liabilities associated with the settlement of the Second Tranche PRSUs.

Additional information concerning the Second Tranche PRSUs and the Founder Grant award agreement entered into by and between Mr. Goldstein and Legacy Archer prior to the Business Combination is provided in Item 6 of the Statement, as well as in the 2019 Plan, Offer Letter, and RSU Award Agreement.

The preceding description of the settlement of the Second Tranche PRSUs is qualified by reference to the full text of the 2019 Plan, Offer Letter, and RSU Award Agreement, which were filed as Exhibits 99.6, 99.7, and 99.8, respectively, to Amendment 1 of the Statement, and which are incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 of the Statement remains unmodified, except for the addition of the following: The Reporting Persons do not currently plan any future sales of the Issuer’s securities except to the extent required to satisfy estimated tax liabilities. As previously reported in Amendment 1 of the Statement, future sales could be required in connection with any future vesting of the remaining tranches of the Founder Grant. Likewise, sales to satisfy future estimated tax liabilities may be necessary in connection with the vesting and settlement of any future equity awards granted to Mr. Goldstein by the Issuer from time to time, if any. The Reporting Persons may also acquire shares of the Issuer’s capital stock in the future from time to time, for example, through purchases of stock in the open market, for purposes of long-term investment and value appreciation.

CUSIP No. 03945R102	7 of 8 Pages

Item 5. Interest in Securities of the Issuer.

(a)-(b)	All percentages set forth in this Item 5 were calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 389,161,681 shares of the Issuer’s Class A Common Stock outstanding as of November 1, 2024, as reported by the Issuer in its Quarterly Report filed on Form 10-Q for the period ended September 30, 2024, filed with the SEC on November 8, 2024.

As of the Issuance Date, the Reporting Persons may be deemed to beneficially own, for purposes of Rule 13d-3(d)(1)(i) of the Exchange Act, an aggregate total of 39,359,763 shares of the Issuer’s registered equity class of security, which represents 9.3% of the Issuer’s outstanding Class A Common Stock, and which includes an aggregate 34,217,931 shares of Class B Common Stock which are convertible at any time into an equal number of shares of Class A Common Stock at the election of the holder or automatically upon certain transfers or the occurrence of certain events described in the Issuer’s Amended and Restated Certificate of Incorporation. The Reporting Persons did not, and do not, have the right to acquire any additional shares of the Issuer’s capital stock within sixty days of the Issuance Date.

As of the Issuance Date, assuming the conversion of all of the Reporting Persons’ shares of Class B Common Stock into shares of the Issuer’s Class A Common Stock, Capri may be deemed to have: (i) sole power to vote and dispose, or direct the vote and disposition of, 0 shares, or 0.0%, of the Issuer’s Class A Common Stock and (ii) shared power to vote and dispose, or direct the vote and disposition of, 27,895,804 shares, or 6.6%, of the Issuer’s Class A Common Stock.

As of the Issuance Date, assuming the conversion of all of the Reporting Persons’ shares of Class B Common Stock into shares of the Issuer’s Class A Common Stock, Mr. Goldstein may be deemed to have: (i) sole power to vote and dispose, or direct the vote and disposition of, 11,463,959 shares, or 2.7%, of the Issuer’s Class A Common Stock and (ii) shared power to vote and dispose, or direct the vote and disposition of, 27,895,804 shares, or 6.6%, of the Issuer’s Class A Common Stock.

(c)	On the Issuance Date, Mr. Goldstein acquired direct ownership of an additional 5,002,306 shares of the Issuer’s Class B Common Stock as a result of the settlement of the Second Tranche PRSUs pursuant to Mr. Goldstein’s Founder Grant, in connection with the achievement of the performance criteria established for such tranche in the RSU Award Agreement. Upon receipt of the aforementioned shares of Class B Common Stock, Mr. Goldstein converted them into an equal number of shares of Class A Common Stock.

Except as described in this Amendment, neither of the Reporting Persons has engaged in any transactions in the Issuer’s capital stock in the past sixty days.

(d)	To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s capital stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

CUSIP No. 03945R102	8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2024	/s/ Adam Goldstein
Adam Goldstein

Dated: November 18, 2024	CAPRI GROWTH LLC

	By:	/s/ Adam Goldstein
	Name:	Adam Goldstein
	Title:	Managing Member